Exhibit (a)(5)(X)

To:	Zogenix, Inc. Option Holders and ESPP Participants

From:	Zogenix, Inc.

Date:	March 1, 2022

Subject:	Effect of Merger on Option Awards and ESPP Participation

This memo provides important information regarding the impact of the upcoming closing of UCB’s acquisition of Zogenix on your outstanding stock options to purchase shares of the common stock of Zogenix, Inc. (“Zogenix”), and your participation in Zogenix’s 2010 Employee Stock Purchase Plan (the “ESPP”).

The tender offer made by UCB is currently scheduled to expire on March 4, 2022. If the offer is successfully completed on that date, then, subject to customary closing conditions, including the receipt of required antitrust approvals, closing of the transaction could occur as soon as March 7, 2022. The timing for satisfaction of such conditions could cause this timeline to be extended, but in anticipation of the potential closing, please be aware of the following important dates:

•	No Stock Option Exercises After 2:00 pm PT on March 4, 2022: In order to prepare for the closing, no stock option exercises will be permitted after 2:00 pm Pacific Time on March 4, 2022.

•	Stock Options With an Exercise Price of $28.00 or More May Be Exercised For a Limited Time:

Pursuant to the merger agreement, those stock options with an exercise price of $28.00 or more per share will be cancelled at closing for no consideration, as the exercise price per share exceeds the maximum consideration payable by UCB for Zogenix common stock.

If you hold underwater options with an exercise price of $28.00 or more that will be cancelled at the closing as explained above, you may exercise those options (whether they are currently vested or unvested) for the period commencing at 2:00 pm PT on March 3, 2022 and ending at 2:00 pm Pacific time on March 4, 2022. Any such exercise must be accompanied by payment of the full exercise price in cash or by check. No other payment methods will be permitted at this time.

You can view the strike price of any stock options you hold by logging into your E*TRADE account. Once logged in, click on “ZGNX Stock Plan” and then “Holdings.” You should be able to see all your grants under the section “Stock Options & Related Shares.” Your strike prices will be listed as “Exercise Price.”

•	Final Purchase Under Employee Stock Purchase Plan on March 3, 2022:

On March 3, 2022, there will be a final purchase date under the offering period currently in effect under the ESPP. On this final purchase date, each ESPP participant’s accumulated contributions will be used to purchase whole shares of Zogenix stock in accordance with the terms of the ESPP. These shares will then be automatically cancelled as of the closing in exchange for the right to receive $26 per share and one CVR per share. Zogenix will refund any leftover cash after the purchase.

For more information about the tax consequences of your participation in the ESPP, please consult the ESPP prospectus. No new offering periods will commence under the ESPP, and the ESPP and all outstanding rights thereunder will be terminated as of the day immediately prior to closing.

For more detailed information about how Zogenix common stock and each type of equity award will be treated in the acquisition, please refer to the first FAQs on the ZONE or in the email sent you on January 19, 2022.

If you have any questions, please reach out to HR or your Executive Team Member.

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Additional Information and Where to Find It

This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Zogenix, Inc. (the “Company”). The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that were filed by UCB S.A. (the “Parent”) and Zinc Merger Sub, Inc. (“Merger Sub”) with the Securities and Exchange Commission (“SEC”) on February 1, 2022. In addition, the Company has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer with the SEC on February 1, 2022. Investors can obtain a free copy of these materials and other documents filed by Parent, Merger Sub and the Company with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at www.zogenix.com.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

The statements included above that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. These forward-looking statements include without limitation statements regarding the planned completion of the transactions contemplated by the Agreement and Plan of Merger dated as of January 18, 2022 by and among the Company, Merger Sub and Parent. Risks and uncertainties that could cause results to differ from expectations include: (i) uncertainties as to the timing of the Offer and the subsequent Merger; (ii) the risk that the Offer or the subsequent Merger may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the Offer or the subsequent Merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vii) risk that the milestone specified in the CVR Agreement is not achieved, (viii) the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally; (ix) risks related to diverting management’s attention from the Company’s ongoing business operations; (x) the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; and (xi) risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 and its other filings with the SEC, as well as the tender offer materials to be filed by Merger Sub and Parent and the Solicitation/Recommendation Statement to be filed by the Company in connection with the tender offer.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.